Exhibit (a)(5)(M)

Grand Chip Investment GmbH

Voluntary Takeover Offer of Grand Chip Investment GmbH to the holders of AIXTRON SE Ordinary Shares and AIXTRON SE American Depositary Shares

You have entered the website that Grand Chip Investment GmbH (the “Bidder”) has designated for the publication of documents and notifications in connection with its voluntary public takeover offer (the “Takeover Offer”) to the holders of ordinary shares of AIXTRON SE (“AIXTRON Shares”) and holders of AIXTRON SE American depositary shares (“AIXTRON ADSs”). In order to access further documents and notifications in connection with the Takeover Offer, holders of AIXTRON Shares and AIXTRON ADSs (collectively, “AIXTRON Securityholders”) are requested to confirm, at the bottom of this page, notice of the following information. Important Legal Information and Notices Regarding the Takeover Offer

The information contained on the following pages has been prepared solely for the purpose of providing information regarding the Takeover Offer to the AIXTRON Securityholders. On the following pages, the Bidder has provided (or will provide as soon as reasonably practicable): (i) the documents the Bidder files with the U.S. Securities and Exchange Commision (the “SEC”) relating to the Takeover Offer; (ii) publications required under the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz - “WpÜG”); (iii) the offer document for the Takeover Offer in German and an English translation containing the detailed terms and conditions of, and other information relating to, the Takeover Offer (the “Offer Document”); and (iv) potentially other information.

The announcements and the information on this website do not constitute an invitation to make an offer to sell AIXTRON Shares or AIXTRON ADSs.

With the exception of the Offer Document and certain related documents, announcements and information on this website also do not constitute an offer to purchase AIXTRON Shares or AIXTRON ADSs and are not for the purposes of the Bidder making any representations or entering into any other binding legal commitments.

The offer to purchase AIXTRON Shares, including AIXTRON Shares represented by AIXTRON ADSs, is solely made on the basis of the Offer Document and related offer materials. The Bidder obtained the necessary permission to publish the Offer Document from the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) on 29 July 2016. The German Offer Document and related offer materials were published on 29 July 2016 in accordance with the provisions of the WpÜG, and the English translation of the Offer Document was filed with the SEC in a Tender Offer Statement on Schedule TO, as amended from time to time, on that same date. AIXTRON SE has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Takeover Offer. The Tender Offer Statement (including the Offer Document, a related letter of transmittal and other related offer materials) and the Solicitation/Recommendation Statement, as they may be amended from time to time, as well as the Management and Supervisory Board’s statement pursuant to Sec. 27 WpÜG contain important information that should be read carefully before any decision is made with respect to the Takeover Offer.

The Bidder has not approved the publication, sending, distribution, or dissemination of any documents associated with the Takeover Offer by third parties outside the Federal Republic of Germany and the United States. Neither the Bidder nor persons acting in concert with the Bidder within the meaning of Section 2 para. 5 sentence 1 and sentence 3 WpÜG are in any way responsible for the compliance of the publication, sending, distribution, or dissemination of any documents associated with the Takeover Offer by a third party outside of the Federal Republic of Germany and the United States.

The Offer Document may be published and distributed in the European Union or the European Economic Area in accordance with the provisions of this Offer Document and the applicable laws and regulations.

The publication, sending, distribution or dissemination of any documents associated with the Takeover Offer in certain jurisdictions other than the Federal Republic of Germany and the United States may be governed by laws of jurisdictions other than the Federal Republic of Germany and the United States in which the publication, sending, distribution or dissemination are subject to legal restrictions. Persons who are not resident in the Federal Republic of Germany or the United States or who are for other reasons subject to the laws of other jurisdictions should inform themselves of, and observe, those laws.

It is possible that the Bidder will change its intentions and evaluations stated in the documents or notifications on this website or in the Offer Document, especially with regard to the Takeover Offer, after the publication of the documents, notifications or the Offer Document.

Documents and notifications on this website may contain certain forward-looking statements. Such statements are, in particular, indicated by terms such as “expects”, “believes”, “is of the opinion”, “attempts”, “estimates”, “intends”, “assumes” and “endeavors” and similar phrases. Such statements express current intentions, views, expectations, estimates and forecasts with regard to possible future events. They are, among other things, based on certain assumptions, assessments and forecasts, are subject to risks and uncertainties and therefore they may turn out to be incorrect.

I hereby confirm that I have read the legal notices and information above.

Submit

Deutsch (../index.html) English (index.html)

Grand Chip Investment GmbH

Grand Chip Investment GmbH launched voluntary public takeover offer for AIXTRON SE

On 29 July 2016, Grand Chip Investment GmbH, with registered office in Frankfurt am Main, Germany, published the offer document for its voluntary public takeover offer to the shareholders of AIXTRON SE, with registered office in Herzogenrath, Germany, for the acquisition of their no-par value registered shares (auf den Namen lautende Stückaktien) in AIXTRON SE, including all AIXTRON shares represented by American Depositary Shares, at the price of EUR 6.00 per tendered AIXTRON share in cash. The transaction values AIXTRON’s equity, including net cash, at approximately 670 million Euros and reflects a 50.7% premium to the three-month volume weighted average share price prior to announcement.

DOWNLOADS

Decision to make a voluntary public takeover offer (freiwilliges öffentliches Übernahmeangebot) pursuant to Section 10 para. 1 sentence 1 in conjunction with Sections 29 para. 1, 34 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, WpÜG)

  PDF 70K (../assets/pdf/section 10 announcement ENG.pdf)

Announcement press release

  PDF 437K (../assets/pdf/Announcement press release.pdf)

Transaction fact sheet

  PDF 611K (../assets/pdf/Transaction fact sheet.pdf)

Presentation: Chinese investor (GCI) to launch offer for AIXTRON SE

  PDF 759K (../assets/pdf/Presentation Chinese investor (GCI) to launch offer for AIXTRON SE.pdf)

Q&A

  PDF 735K (../assets/pdf/Q&A ENG.pdf)

Extension of period for submission of the offer document to BaFin

  PDF 39K (../assets/pdf/AnnouncementENG_extension of submission period.pdf)

Offer document (English translation)

  PDF 302K (../assets/pdf/Offer document (English translation).pdf)

ADS Letter of Transmittal

  PDF 447K (../assets/pdf/ADS Letter of Transmittal.pdf)

Form W-9 and Guidelines for Certification of Taxpayer Identification Number(TIN) on Substitute Form W-9

  PDF 483K (../assets/pdf/Form W-9 and Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.pdf)

Notice of Guaranteed Delivery

  PDF 407K (../assets/pdf/Notice of Guaranteed Delivery.pdf)

Announcement regarding the availability of the offer document

  PDF 11K (../assets/pdf/Notice of avalibility offer doc.pdf)

Press release regarding Takeover Offer

  PDF 288K (../assets/pdf/AnnouncementENG_publication of offer document.pdf)

1st Announcement pursuant to section 23 para. 1 sentence 1 no. 1 German Securities Acquisition and Takeover Act

  PDF 14K (../assets/pdf/AIXTRON 1st Annoucement pursuant section 23 para 1 sentence 1 No. 1 WpÜG-ENG.pdf)

2nd Announcement pursuant to section 23 para. 1 sentence 1 no. 1 German Securities Acquisition and Takeover Act

  PDF 93K (../assets/pdf/2nd Annoucement pursuant section 23 para 1 sentence 1 No. 1 WpÜG-ENG.pdf)

SEC FILINGS

Schedule TO-C and Exhibits, Filed 23. May 2016

  PDF 2.9M (../assets/pdf/Project Royals - Schedule TO-C - Filed(9781480_1).pdf)

Schedule TO-C and Exhibit, Filed 1. July 2016

  PDF 129K (../assets/pdf/Project Royals - Schedule TO-C (Announcement of Extension) - Filed(9839728_1).pdf)

Schedule TO and Exhibits, Filed 29. July 2016

  PDF 1.04M (../assets/pdf/Schedule TO and Exhibits, Filed 29. July 2016.pdf)

Amendment No. 1 to Schedule TO and Exhibit, Filed 2. August 2016

  PDF 376K (../assets/pdf/Amendment No. 1 to Schedule TO and Exhibit, Filed 2. August 2016.pdf)

Amendment No. 2 to Schedule TO and Exhibit, Filed 5. August 2016

  PDF 297K (../assets/pdf/Amendment No. 2 to Schedule TO and Exhibits, Filed 5. August 2016.pdf)

IMPRINT

Grand Chip Investment GmbH

c/o Paul Hastings (Europe) LLP,

Siesmayerstraße 21

D-60323 Frankfurt am Main

Germany

Managing Director: Mr. Zhendong Liu

admin@grandchipfund.com

86-592-5204789

Registered with the commercial register of the local court of Frankfurt am Main HRB 104996.

DISCLAIMER

1.LIMITATION OF LIABILITY FOR INTERNAL CONTENT

The content of our website has been compiled with meticulous care and to the best of our knowledge. However, we cannot assume any liability for the up-to-dateness, completeness or accuracy of any of the pages.

Pursuant to section 7, para. 1 of the TMG (Telemediengesetz – Tele Media Act by German law), we as service providers are liable for our own content on these pages in accordance with general laws. However, pursuant to sections 8 to 10 of the TMG, we as service providers are not under obligation to monitor external information provided or stored on our website. Once we have become aware of a specific infringement of the law, we will immediately remove the content in question. Any liability concerning this matter can only be assumed from the point in time at which the infringement becomes known to us.

2.EXTERNAL LINKS

Our website contains links to the websites of third parties (“external links”). As the content of these websites is not under our control, we cannot assume any liability for such external content. In all cases, the provider of information of the linked websites is liable for the content and accuracy of the information provided. At the point in time when the links were placed, no infringements of the law were recognizable to us. As soon as an infringement of the law becomes known to us, we will immediately remove the link in question.

3.COPYRIGHT

The content and works published on this website are governed by the copyright laws of Germany. Any duplication, processing, distribution or any form of utilization beyond the scope of copyright law shall require the prior written consent of the author or authors in question.

4.DATA PROTECTION

A visit to our website can result in the storage on our server of information about the access (date, time, page accessed). This does not represent any analysis of personal data (e.g., name, address or e-mail address). If personal data are collected, this only occurs – to the extent possible – with the prior consent of the user of the website. Any forwarding of the data to third parties without the express consent of the user shall not take place.

We would like to expressly point out that the transmission of data via the Internet (e.g., by e-mail) can offer security vulnerabilities. It is therefore impossible to safeguard the data completely against access by third parties. We cannot assume any liability for damages arising as a result of such security vulnerabilities.

The use by third parties of all published contact details for the purpose of advertising is expressly excluded. We reserve the right to take legal steps in the case of the unsolicited sending of advertising information; e.g., by means of spam mail.